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                                                   SEC FILE NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One): Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [X]
             Form N-SAR [ ]

For Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
HARBIN ELECTRIC, INC.
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Full Name of Registrant
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Former Name if Applicable
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
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Address of Principal Executive Office (Street and Number)

Harbin Kai Fa Qu, Harbin, People's Republic of China 150060
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City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or (c) The accountant's statement or other exhibit required by Rule 12b-25
          (c)  has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant requires additional time to reconcile certain current and prior disclosures. No material change in the results of operations would result from such reconciliation.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Barry Raeburn                     (215)                       543-6362
--------------------               -----------                 ----------------
      (Name)                       (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).[X] Yes [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant will report net revenues of approximately $16.4 million and $7.04 million for the nine- and three-month periods, respectively, ended September 30, 2005. Net income will be reported of $7.28 million for such nine-month period and $2.98 million for such three-month period. Net earnings per share will be reported of $0.49 for such nine-month period and $0.19 for such three-month period.

                                 HARBIN ELECTRIC, INC.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2005
                                                       /s/ Tianfu Yang
                                                       ------------------------
                                                       Tianfu Yang
                                                       Chief Executive Officer